UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)

Buffalo Wild Wings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

119848109

(CUSIP Number)

Richard T. McGuire III

Marcato Capital Management LP

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard M. Brand

Joshua A. Apfelroth

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

January 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 992,399 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,399 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,399 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (see Item 5)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 992,399 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,399 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,399 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,699 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 699 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,699 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Special Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 8

This amendment No. 18 to Schedule 13D (this “Amendment No. 18”), amends and supplements the Schedule 13D filed on July 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 18, collectively, the “Schedule 13D”) with respect to the Common Stock, no par value (the “Shares”), of Buffalo Wild Wings, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 18 shall have the meaning ascribed to them in the Schedule 13D. This Amendment No. 18 is being filed to disclose a disposition of more than 1% of the outstanding Shares, as more fully explained in Item 5 of this Amendment No. 18.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, (i) Marcato, and Mr. McGuire may each be deemed to be the beneficial owner of 992,399 Shares (the “Marcato Shares”), constituting approximately 6.4% of the Shares, (ii) Marcato International may be deemed to be the beneficial owner of 950,699 Shares, constituting approximately 6.1% of the Shares and (iii) Marcato Special Opportunities Fund may be deemed to be the beneficial owner of 41,700 Shares, constituting approximately 0.3% of the Shares, each based upon 15,532,523 Shares outstanding as of December 21, 2017 (based on disclosure in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on December 28, 2017). The foregoing includes 950,000 Shares sold by Marcato International on January 29, 2018, as a result of which, Marcato International no longer has any economic exposure to the performance of such Shares. However, notwithstanding such sales, Marcato, Marcato International and Mr. McGuire owned such Shares as of the record date (the “Record Date”) for the Issuer’s special meeting of shareholders to be held on February 2, 2018 (the “Special Meeting”), and thus remain entitled to direct the vote of such Shares for purposes of the Special Meeting.

(b) Marcato International may be deemed to have the shared power to vote or direct the vote of 950,699 Shares and, therefore, may be deemed to be the beneficial owner of such Shares. Of such 950,699 Shares, Marcato International may be deemed to have the shared power to dispose or direct the disposition of 699 of such Shares. Marcato Special Opportunities Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 41,700 Shares and, therefore, may be deemed to be the beneficial owner of such Shares. Marcato, as the investment manager of Marcato International and Marcato Special Opportunities Fund, may be deemed to have the shared power to vote or direct the vote of the Marcato Shares and, therefore, may be deemed to be the beneficial owner of such Shares. Marcato may be deemed to have the shared power to dispose or direct the disposition of 42,399 of such Shares. By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of the Marcato Shares and, therefore, may be deemed to be the beneficial owner of the such Shares. Mr. McGuire may be deemed to have the shared power to dispose or direct the disposition of 42,399 of such Shares. Each of the Reporting Persons disclaims beneficial ownership of any Shares owned by Parent or any affiliate of Parent and each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with Parent or any affiliate of Parent with respect to any securities of the Issuer.

(c) The transactions by Marcato International in the securities of the Issuer during the past sixty days are set forth in Exhibit Z and Exhibit AA, which are incorporated herein by reference. Except as set forth in Exhibit Z and Exhibit AA, there have been no other transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The limited partners of (or investors in) Marcato International and Marcato Special Opportunities Fund, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) The Reporting Persons sold 950,000 Shares on January 29, 2018 and thus no longer have any economic exposure to the performance of such Shares; however, the Reporting Persons retained voting power over such Shares for purposes of the Special Meeting, because the Reporting Persons owned such Shares on the Record Date.

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplementally amended as follows:

On January 29, 2018, Marcato International exercised American-style put options referencing an aggregate of 950,000 Shares, each with a strike price of $200. In connection with the exercise of such American-style put options, Marcato International sold 950,000 Shares to the counterparty thereto. As of January 29, 2018, the Reporting Persons no longer hold any put options on Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement*

Exhibit B: Schedule of Transactions in Shares*

Exhibit C: Letter, dated August 17, 2016*

Exhibit D: Presentation, dated August 25, 2016*

Exhibit E: Schedule of Transactions in Shares*

Exhibit F: Joinder Agreement*

Exhibit G: Presentation, dated October 5, 2016*

Exhibit H: Schedule of Transactions in Shares*

Exhibit I: Letter, dated October 13, 2016*

Exhibit J: Letter, dated December 6, 2016*

Exhibit K: Schedule of Transactions in Shares*

Exhibit L: Notice, dated February 6, 2017*

Exhibit M: Press Release, dated February 6, 2017*

Exhibit N: Form of Engagement and Indemnification Agreement*

Exhibit O: Schedule of Transactions in Shares*

Exhibit P: Joint Filing Agreement, dated February 16, 2017*

Exhibit Q: Press Release and Letter, dated April 20, 2017*

Exhibit R: Presentation, dated April 20, 2017*

Exhibit S: Schedule of Transactions in Shares*

Exhibit T: Schedule of Transactions in Shares*

Exhibit U: Press Release, dated June 2, 2017*

Exhibit V: Schedule of Transactions in Shares*

Exhibit W: Schedule of Transactions in Shares*

Exhibit X: Voting Agreement, dated November 28, 2017*

Exhibit Y: Schedule of Transactions in Shares*

Exhibit Z: Schedule of Transactions in Shares*

Exhibit AA: Schedule of Transactions in Shares

*	Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 8

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

Marcato Capital Management LP◆
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III◆
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Special Opportunities Master Fund LP
By: MCM I General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

◆	This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.